Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

2020 FOURTH QUARTER RESULTS

Shakopee, MN – March 24, 2021 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the fourth quarter and full year ended December 31, 2020. The 2020 fourth quarter results reflect the ongoing impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park from November 21, 2020 through the end of the year. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests which was subsequently increased on February 13, 2021 to 250 guests per designated area.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,				Twelve Months Ended December 31,
			Increase				Increase
	2020	2019	(Decrease)		2020	2019	(Decrease)
Net revenues	$6,123	$12,602	(51.4%	)	$33,140	$59,227	(44.0%	)

Net income(1)	139	553	(74.9%	)	1,062	2,718	(60.9%	)

Adjusted EBITDA(2)	$(27)	$1,718	(101.5%	)	$806	$6,366	(87.3%	)

Basic EPS	$0.03	$0.12	(56.0%	)	$0.23	$0.59	(61.0%	)
Diluted EPS	$0.03	$0.12	(56.0%	)	$0.23	$0.59	(61.0%	)

(1)	Net income for the twelve month period ended December 31, 2020 includes a benefit of a $2.4 million gain related to transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.
(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“While our operations for the majority of 2020 were impacted by two temporary closures as well as significant capacity limitations during the periods we were open, we successfully managed the business to ensure we have the liquidity and financial flexibility to position the Company for long-term health and growth. Despite the pandemic, we also made progress throughout 2020 on further monetizing our real estate assets through the continuing development of Canterbury Commons,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “Overall, Canterbury Park was closed for over forty days in the 2020 fourth quarter and for approximately four and a half months in 2020. Importantly, despite the impact of the pandemic on fourth quarter 2020 revenue, we demonstrated our ability to achieve meaningful margin improvement when we were open, even with significant restrictions which limited us to having no more than 250 guests per designated area at any one time. This was evidenced by a year-over-year increase in income from operations for October despite a 13% decline in revenue for that month.

“With the recent capacity increase to 250 guests per designated area and rising vaccination rates in Minnesota, we have seen improvements in business volumes. Table drop in our Card Casino for the last week of February 2021 was higher than for any full week in October or November 2020. We are also seeing the return of many of our most valuable guests for the first time since the onset of the pandemic. We expect the continued return of these guests to Canterbury Park and the potential for further easing of capacity restrictions will allow us to regain the momentum we demonstrated in January and February 2020 when we had record operating performance. Furthermore, we expect our more streamlined operating structure will generate higher margins and greater proportionate cash flow compared to prior periods as revenue performance improves. We are also looking forward to the return of live racing at Canterbury Park on May 18 as we begin a 65-day race meet, which will be twelve more days than in 2020.

“The continued development of Canterbury Commons throughout the pandemic demonstrates our successful execution of a significant growth opportunity that we expect will establish a new long-term stream of cash flow and create value for shareholders. In addition to the development projects that have been completed or are currently underway, we continue to make progress on agreements to monetize additional excess real estate for potential new entertainment, retail and commercial projects. It is truly exciting to see the first residents now living at Canterbury Commons, bringing to fruition our vision, and we look forward to the continued establishment of a new population center that will bring additional energy and benefits to our Card Casino, racing and hospitality operations.”

Mr. Sampson concluded, “For the majority of 2020 and since the beginning of 2021, we have prioritized providing a safe and exciting entertainment experience for our guests and team members while taking the necessary steps to manage costs to preserve cash. These actions, combined with the recent expansion and extension of our revolving credit line to $10 million with a new maturity date of January 31, 2024 as well as $2.5 million in cash we expect to receive from the anticipated near-term closing of previously announced land sale agreements, position Canterbury with the balance sheet and financial flexibility to both support our current operations and to execute on organic growth initiatives and potential acquisitions. With the development of Canterbury Commons well underway, we are increasingly focused on the evaluation of new growth opportunities that would leverage our pari-mutuel, gaming and real estate experience and create new value for our shareholders. In the interim, we look forward to a return to a more normalized operating environment and regaining our operating momentum at Canterbury Park, while continuing to make progress in unlocking the value inherent in our Canterbury Commons development initiative. We greatly appreciate the patience and support of our team members, guests and shareholders during the period of uncertainty caused by the COVID-19 pandemic, and we look forward to Canterbury Park’s bright future.”

Canterbury Commons Development Update

Despite Canterbury Park’s temporary closure from November 21, 2020 through the end of the year, development work on Canterbury CommonsTM continued throughout the entirety of the 2020 fourth quarter. Recent progress includes the completion of all 321 units in the first phase of the upscale Triple Crown Residences at Canterbury Park, with approximately half of these units leased and the balance now released and available for occupancy. Ground work on the second phase of the Triple Crown Residences began in October 2020, paving the way for the expected construction of roughly 300 additional apartments beginning in the summer of 2021.

Later this month, the Company expects to close on the sale of approximately 7.8 acres of land to Pulte Homes of Minnesota for the development of 63 new row homes and townhome residences at Canterbury Commons, representing approximately 70% of the total acreage Canterbury has agreed to sell to Pulte Homes. Closing of the additional land sale to Pulte Homes is subject to the satisfaction of certain conditions, and the Company expects this sale to close in 2022. Also later this month, Canterbury expects to close on the sale of approximately 2.2 acres of land to Lifestyle Communities for the development of a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Development by Pulte Homes is expected to begin in the second quarter of 2021 and Lifestyle Communities is expected to begin construction in the fourth quarter of 2021, subject to marketing and pre-sale activity. Total cash proceeds expected to be received by Canterbury later this month for these land sale agreements is approximately $2.5 million.

Development of a new 28,000 square foot office building by Greystone Construction (“Greystone”) on the southwest portion of the Canterbury Commons site continues on schedule with completion expected in July 2021. The joint venture between Canterbury Park and Greystone also continues to make progress on securing additional partners for the balance of the 13-acre site for potential uses such as hospitality, dining, residential, commercial and service-oriented retail.

Road work on Unbridled Avenue on the north side of Canterbury Park is now substantially complete, providing a dramatic new entrance from Canterbury Road that significantly improves access to Canterbury Park and Canterbury Commons.

In addition to the approximately 50 acres under development or under contract, the Company continues to make progress with developer and partner selection for the remaining approximately 90 acres of the Canterbury Commons development. While most of the development that is currently underway is residential, the primary focus for future projects will be on entertainment, office, retail, hotel and restaurant uses. Canterbury expects to make additional announcements of new partners for this phase in the future.

Summary of 2020 Fourth Quarter Operating Results

The 2020 fourth quarter results and year over year comparisons detailed below reflect the impact of the COVID-19 pandemic, which included a state-mandated limit on capacity of no more than 250 guests per designated area at any one time for the period between October 1, 2020 and November 20, 2020 and the temporary closure of all operations (except for development work on Canterbury Commons) from November 21, 2020 through the end of the year.

Net revenues for the three months ended December 31, 2020 decreased 51.4% to $6.1 million, compared to $12.6 million for the same period in 2019.

Operating expenses for the three months ended December 31, 2020 were $6.7 million, a decrease of $5.0 million, or 42.5%, compared to operating expenses of $11.7 million for the same period in 2019. This year-over-year decrease in operating expenses reflects reductions in all of the Company’s operating expenses, primarily due to its temporary shutdown of operations starting November 21, 2020 as well as active efforts to reduce expenses in order to preserve cash.

The Company recorded a loss from equity investment of $817,000 for the three months ended December 31, 2020, primarily related to its share of non-cash expenses of depreciation, amortization and interest expense from the Triple Crown Residences, which opened in June of 2020.

The Company recorded an income tax benefit of $1.3 million for the three months ended December 31, 2020, primarily as a result of provisions in the CARES Act which allowed Canterbury to carry back its net operating loss to a year with a higher corporate tax rate. The Company recorded income tax expense of $449,000 for the three months ended December 31, 2019.

The Company recorded net income of $139,000, or diluted earnings per share of $0.03, for the three months ended December 31, 2020. Net income and diluted earnings per share for the three months ended December 31, 2019 were $553,000 and $0.12, respectively.

Adjusted EBITDA, a non-GAAP measure, declined 101.5% to a loss of $27,000 in the 2020 fourth quarter compared to 2019 fourth quarter adjusted EBITDA of $1.7 million.

Summary of 2020 Year-to-Date Operating Results

The 2020 full year results and year over year comparisons detailed below reflect the impact of the COVID-19 pandemic, which included a temporary suspension of operations from March 16, 2020 through June 9, 2020 and from November 21, 2020 through the end of the year (except for development work on Canterbury Commons), as well as significant state-mandated capacity limitations during the periods Canterbury Park operated in 2020.

Net revenues for the twelve months ended December 31, 2020 decreased 44.0% to $33.1 million, compared to $59.2 million for the same period in 2019. The year-over-year decrease in net revenues reflects declines across all of the Company’s horse racing, Card Casino, and food and beverage operations.

Operating expenses for the twelve months ended December 31, 2020 were $34.9 million, a decrease of $20.7 million, or 37.3%, compared to operating expenses of $55.6 million for the same period in 2019.

During 2020, the Company recorded a $2.4 million gain related to the transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.

The Company recorded net income of $1.1 million, or diluted earnings per share of $0.23, for the twelve months ended December 31, 2020. Net income and diluted earnings per share for the twelve months ended December 31, 2019 were $2.7 million and $0.59, respectively.

Adjusted EBITDA, a non-GAAP measure, for the twelve months ended December 31, 2020 was $806,000 compared to $6.4 million in the same period in 2019.

Additional Financial Information

Further financial information for the fourth quarter and full year ended December 31, 2020 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission on or about March 24, 2021.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding gain on insurance recoveries, gain on transfer of land, gain on sale of assets, loss from disposal of assets, depreciation and amortization related to equity investments, and interest expense related to equity investments. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to December. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of a total of approximately 140 acres of underutilized land surrounding the Racetrack in a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and may be required to do so again in 2021, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols, reductions in the number of visitors due to their COVID-19 concerns, and that we operated a reduced schedule consisting of a 53-day live race meet in 2020; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

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Investor Contacts:
Randy Dehmer Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

– Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2020	2019	2020	2019
Net Operating Revenues	$6,123,444	$12,602,241	$33,140,272	$59,226,857
Operating Expenses	(6,742,892)	(11,721,832)	(34,881,989)	(55,591,093)
Gain on Transfer of Land	92,056	-	2,367,514	-
(Loss) Income from Operations	(527,392)	880,409	625,797	3,635,764
Other Operating (Loss) Income, net	(654,937)	122,150	(814,628)	326,773
Income Tax Benefit (Expense)	1,321,343	(449,098)	1,250,845	(1,244,263)
Net Income	$138,978	$553,460	$1,062,014	$2,718,274
Basic Net Income Per Common Share	$0.03	$0.12	$0.23	$0.59
Diluted Net Income Per Common Share	$0.03	$0.12	$0.23	$0.59

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2020	2019	2020	2019
NET INCOME	$138,978	$553,460	$1,062,014	$2,718,274
Interest income, net	(161,971)	(122,150)	(663,571)	(326,773)
Income tax (benefit) expense	(1,321,343)	449,098	(1,250,845)	1,244,263
Depreciation	683,018	692,661	2,748,514	2,679,728
EBITDA	(661,318)	1,573,069	1,896,112	6,315,492
Gain on insurance recoveries	—	—	—	(198,874)
Gain on transfer of land	(92,056)	—	(2,367,514)	—
Gain on sale of assets	—	(2,698)	—	(12,141)
Loss on disposal of assets	—	147,316	13,407	261,728
Depreciation and amortization related to equity investments	464,979	—	918,571	—
Interest expense related to equity investments	261,827	—	345,379	—
ADJUSTED EBITDA	$(26,568)	$1,717,687	$805,955	$6,366,205